August 30, 2006

Edward S. Horton
Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004

RE: Allships Ltd.
        File No. 0-30574

Dear Mr. Horton:

        We have received your letter dated August 22, 2006 on behalf of Allships Ltd. We understand your letter partially addresses a comment letter dated May 18, 2006 from the staff concerning the inclusion of unaudited financial statements in the Form 20-F for the year ended February 28, 2005. In your letter, you request that the staff not object to Allships Ltd. providing audited financial statements for the years ended February 28, 2006 and 2005 and February 29, 2004 in its Form 20-F for the year ended February 28, 2006, rather than amending the Form 20-F for the year ended February 28, 2005.

        We understand that you are now aware that Allships Ltd. was not eligible to rely upon Rule 3-11 of Regulation S-X with respect to the financial statements for the year ended February 28, 2005. Accordingly, the financial statements for that period should have been audited. While we will not object to your proposal regarding the Form 20-F for the year ended February 28, 2006, please note that the Form 20-F for the year ended February 28, 2005 is deficient, and filing the Form 20-F for the year ended February 28, 2006 does not cure this deficiency.

        We note that on August 29, 2006 the company submitted its Form 20-F for the year ended February 28, 2006. We note that the Form 20-F indicates that the financial statements as at and for the year ended February 29, 2004 are restated, but does not provide similar disclosure for the financial statements as at and for the year ended February 28, 2005. While we understand these financial statements were not audited, we believe they were issued, as they were included in a Form 20-F that was filed with the Commission on August 28, 2005. Please refer to EITF Topic D-86 "Issuance of Financial Statements" for additional guidance on when financial statements are considered to have been issued. We believe that the disclosure requirements of APB 20 *Accounting Changes* dealing with the correction of an error in previously issued financial statements should have been complied with for the financial statements as at and for the year ended February 28, 2005. Either revise the financial statements included in the most recent Form 20-F to provide this disclosure, or advise as to why you believe this disclosure is not required.

You indicated that the sale of shares held by the eight affiliated entities who currently own approximately 89.5% of Allships Ltd.'s issued and outstanding common shares will be a private placement, and will not require the filing of a Registration Statement by Allships Ltd.   We were not asked to consider, and have not addressed, whether your legal analysis is appropriate with respect to this sale.

The conclusions reached in this letter are based upon the information provided in your letters. Different facts and circumstances may result in different conclusions. If you have any questions regarding this letter, please call me at (202) 551-3400.

Sincerely,

Sondra Stokes
Associate Chief Accountant